August 26, 2009

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings, Assistant Director

Scott M. Anderegg, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Office Depot, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed August 13, 2009

File No. 1-10948

Gentlemen:

This letter is provided in connection with Office Depot, Inc.’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 24, 2009 regarding Office Depot’s Revised Preliminary Proxy Statement on Schedule 14A, filed August 13, 2009. On the date of this letter, Office Depot has filed (i) Amendment No. 2 to the Revised Preliminary Proxy Statement and (ii) a full response to the comments of the Staff contained in the letter dated August 24, 2009.

In response to the Staff’s request for written confirmation, Office Depot, Inc. confirms that:

•	Office Depot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Office Depot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President, General Counsel & Corporate Secretary